Exhibit 99.1

Subsea 7 S.A. Share buyback

Luxembourg – July 12, 2011 - Subsea 7 S.A. (Oslo Børs: SUBC) (the “Company”). On July 11, 2011 the Company purchased 71,135 of its shares at an average price of NOK 139.28 per share. This represents approximately 0.02% of the Company’s issued share capital.

The shares were purchased in accordance with the Company’s share repurchase programme previously announced on June 15, 2011. The shares have been acquired on the Oslo Børs according to the authority granted by the Board.  This repurchase completes the share buy-back programme of 2,512,135 shares announced on June 15, 2011.

As at July 12, 2011, Subsea 7 S.A. held indirectly 10,983,111 treasury shares representing 3.12% of the total number of issued shares. In addition, 583,000 shares were held in an employee benefit trust to support the 2009 Long-Term Incentive Plan and a further 1,775,255 shares were held in a separate employee benefit trust to support the restricted stock award plan. The number of total shares in issue, including treasury shares, of 351,793,731 shares remains unchanged.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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For further information, please contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.